FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2004

Commission File Number 001-31269

ALCON, INC.
(Translation of registrant’s name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:                                                               Form 20-F x                                         Form 40-F _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.                                                                    Yes  _                                                      No x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

Incorporation by Reference

This Report of Foreign Private Issuer on Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002, the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002 and amended on December 12, 2003 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on December 12, 2003.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2004 AND 2003

ITEM 1	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(UNAUDITED)
ITEM 2	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
ITEM 3	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
ITEM 4	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Balance Sheets (Unaudited)
(in millions, except share data)

	September 30, 2004	December 31, 2003
Assets
Current assets:
Cash and cash equivalents	$ 880.2	$ 1,086.0
Investments	138.4	100.5
Trade receivables, net	698.9	622.8
Inventories	420.8	446.5
Deferred income tax assets	157.4	157.4
Other current assets	70.3	57.0

Total current assets	2,366.0	2,470.2
Property, plant and equipment, net	799.7	788.8
Intangible assets, net	349.5	331.5
Goodwill	551.2	552.1
Long term deferred income tax assets	153.7	118.8
Other assets	43.4	39.2

Total assets	$ 4,263.5	$ 4,300.6

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$ 117.0	$ 146.1
Short term borrowings	818.3	1,326.8
Current maturities of long term debt	4.6	8.5
Other current liabilities	906.0	751.6

Total current liabilities	1,845.9	2,233.0

Long term debt, net of current maturities	68.6	75.0
Long term deferred income tax liabilities	100.6	108.4
Other long term liabilities	311.9	292.7
Contingencies
Shareholders' equity:
Common shares, par value CHF 0.20 per share;
336,975,000 shares authorized, 309,890,899 shares
issued and 306,302,919 shares outstanding at
September 30, 2004; 336,975,000 shares authorized,
309,310,273 shares issued and 308,519,051 shares
outstanding at December 31, 2003	42.6	42.5
Additional paid-in capital	536.1	512.0
Accumulated other comprehensive income	112.2	135.8
Deferred compensation	(3.8)	(7.5)
Retained earnings	1,466.3	951.2
Treasury shares, at cost; 3,587,980 shares at
September 30, 2004; and 791,222 shares
at December 31, 2003	(216.9)	(42.5)

Total shareholders' equity	1,936.5	1,591.5

Total liabilities and shareholders' equity	$ 4,263.5	$ 4,300.6

        See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Earnings (Unaudited)
(in millions, except share and per share data)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Sales	$ 958.1	$ 822.7	$ 2,960.9	$ 2,555.2
Cost of goods sold	248.6	228.3	812.6	748.7

Gross profit	709.5	594.4	2,148.3	1,806.5
Selling, general and administrative	310.1	265.4	913.2	820.7
Research and development	101.8	87.4	282.0	254.9
Amortization of intangibles	20.6	17.0	51.8	51.0

Operating income	277.0	224.6	901.3	679.9
Other income (expense):
Gain (loss) from foreign currency, net	1.4	0.3	(1.8)	1.9
Interest income	5.7	4.7	15.9	13.8
Interest expense	(6.5)	(9.6)	(19.8)	(32.6)
Other	(0.1)	--	(0.1)	0.1

Earnings before income taxes	277.5	220.0	895.5	663.1
Income taxes	83.2	66.9	211.0	201.6

Net earnings	$ 194.3	$ 153.1	$ 684.5	$ 461.5

Basic earnings per common share	$ 0.64	$ 0.50	$ 2.24	$ 1.50

Diluted earnings per common share	$ 0.62	$ 0.49	$ 2.20	$ 1.49

Basic weighted average common shares	305,519,598	307,963,762	305,909,907	307,935,416
Diluted weighted average common shares	311,019,235	311,491,817	310,941,464	310,415,208

        See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Condensed Consolidated Statements of Cash Flows (Unaudited)
(in millions)

	Nine months ended September 30,
	2004	2003
Cash provided by operating activities:
Net cash from operating activities	$ 862.5	$ 669.8

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(109.1)	(101.1)
Purchase of intangible assets	(69.9)	(5.0)
Net purchases of investments	(39.7)	(31.1)
Other	1.2	1.4

Net cash from investing activities	(217.5)	(135.8)

Cash provided by (used in) financing activities:
Net proceeds from (repayment of) short term debt	(505.2)	(201.2)
Repayment of long term debt	(9.0)	(18.8)
Dividends to common shareholders	(169.4)	(107.2)
Proceeds from sale of common shares to employees	19.9	--
Acquisition of treasury shares	(174.2)	--
Other	--	2.5

Net cash from financing activities	(837.9)	(324.7)

Effect of exchange rates on cash and cash equivalents	(12.9)	17.9

Net increase (decrease) in cash and cash equivalents	(205.8)	227.2
Cash and cash equivalents, beginning of period	1,086.0	967.9

Cash and cash equivalents, end of period	$ 880.2	$ 1,195.1

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:
Interest expense, net of amount capitalized	$ 21.2	$ 34.7

Income taxes	$ 199.4	$ 181.8

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
(in millions, except share and per share data)

(1) Condensed Consolidated Financial Statements

Alcon, Inc. (“Alcon”), a Swiss corporation, is a majority owned subsidiary of Nestlé S.A. (“Nestlé”), which owns 230,250,000 common shares of Alcon.

The accompanying interim condensed consolidated financial statements of Alcon and subsidiaries (collectively, the “Company”) are unaudited. Amounts presented at December 31, 2003 are based on the audited consolidated financial statements appearing in Alcon’s annual report on Form 20-F filed with the Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by accounting principles generally accepted in the United States of America (“U.S. GAAP”) and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon’s annual report on Form 20-F.

In management’s opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

(2) Cash Flows — Supplemental Disclosure of Non-cash Financing Activities

(a)	During the nine-month periods ended September 30, 2004 and 2003, Alcon acquired 7,458 and 5,888 treasury shares, respectively, when certain individuals terminated employment before vesting in their restricted common shares, as discussed in note 9.

(b)	In connection with the initial public offering (“IPO”) in 2002, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares.

Deferred compensation (included in shareholders’ equity) related to the restricted common shares was reduced by $3.7 and $5.8, which amounts were charged against earnings in the nine-month periods ended September 30, 2004 and 2003, respectively, and were reflected as adjustments in net cash from operating activities.

(3) Earnings Per Share

Basic earnings per common share was computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period. Diluted weighted average common shares reflect the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.

        The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Basic weighted average common shares
outstanding	305,519,598	307,963,762	305,909,907	307,935,416
Effect of dilutive securities:
Employee stock options	4,962,417	2,741,202	4,502,679	1,723,483
Contingent restricted common shares	537,220	786,853	528,878	756,309

Diluted weighted average common shares
outstanding	311,019,235	311,491,817	310,941,464	310,415,208

(4) Inventories, at Lower of Cost or Market

	September 30, 2004	December 31, 2003
Finished goods	$244.7	$270.9
Work in process	40.6	40.0
Raw materials	135.5	135.6

Total inventories	$420.8	$446.5

(5) Goodwill and Other Intangible Assets

        Intangible assets subject to amortization:

	September 30, 2004		December 31, 2003
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Licensed technology	$581.0	$(301.7)	$511.6	$(258.2)
Other	185.9	(115.7)	186.0	(107.9)

Total	$766.9	$(417.4)	$697.6	$(366.1)

        The changes in the carrying amount of goodwill for the nine months ended September 30, 2004 were as follows:

	United States Segment	International Segment	Total
Balance, December 31, 2003	$339.3	$ 212.8	$ 552.1
Impact of changes in foreign exchange rates	--	(0.9)	(0.9)

Balance, September 30, 2004	$339.3	$ 211.9	$ 551.2

(6) Short Term Borrowings and Long Term Debt

	September 30, 2004	December 31, 2003
Short term borrowings:
Lines of credit	$117.2	$ 167.3
Commercial paper	582.0	1,005.1
From affiliates	95.2	111.5
Bank overdrafts	23.9	42.9

Total short term borrowings	$818.3	$1,326.8

At September 30, 2004 the Company had several unsecured line of credit agreements totaling $2,880.9, including bank overdraft agreements, with third parties that were denominated in various currencies.

	September 30, 2004	December 31, 2003
Long term debt:
License obligations	$13.4	$21.7
Bonds	47.1	48.9
Other	12.7	12.9

Total long term debt	73.2	83.5
Less current maturities of long term debt	4.6	8.5

Long term debt, net of current maturities	$68.6	$75.0

        As of September 30, 2004, total borrowings from Nestlé and its subsidiaries were $95.2.

(7) Business Segments

The Company conducts its global business through two business segments: Alcon United States and Alcon International. Alcon United States includes sales to unaffiliated customers located in the United States, excluding Puerto Rico. Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business. Alcon International includes sales to all other unaffiliated customers.

Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).

Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment. Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

	Three months ended September 30,
	Sales		Operating Income		Depreciation and Amortization
	2004	2003	2004	2003	2004	2003
United States	$ 499.9	$ 434.6	$233.1	$203.3	$25.3	$20.7
International	458.2	388.1	166.3	130.5	13.7	12.6

Segments total	958.1	822.7	399.4	333.8	39.0	33.3
Manufacturing operations	(1.6)	(6.5)	7.5	7.7
Research and development	(95.5)	(79.1)	3.0	1.8
General corporate	(25.3)	(23.6)	1.0	1.4

Total	$ 958.1	$ 822.7	$277.0	$224.6	$50.5	$44.2

	Nine months ended September 30,
	Sales		Operating Income		Depreciation and Amortization
	2004	2003	2004	2003	2004	2003
United States	$ 1,534.5	$ 1,372.3	$ 729.1	$623.9	$ 67.1	$ 62.0
International	1,426.4	1,182.9	532.8	374.2	39.5	36.7

Segments total	2,960.9	2,555.2	1,261.9	998.1	106.6	98.7
Manufacturing operations	(18.4)	(23.6)	22.3	21.3
Research and development	(259.7)	(235.2)	7.6	6.0
General corporate	(82.5)	(59.4)	2.8	4.1

Total	$ 2,960.9	$ 2,555.2	$ 901.3	$679.9	$139.3	$130.1

(8) Stock-Based Compensation Plans

Contemporaneously with the IPO, the Company adopted the 2002 Alcon Incentive Plan. Under this plan, the Company’s board of directors may award to officers, directors and key employees share-related compensation, including options to purchase up to 30 million shares of the Company’s common stock at a price set by the board, which may not be lower than the prevailing stock exchange price upon the grant of the option. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.

In the fourth quarter of 2002, the Company’s board of directors authorized the acquisition on the open market of up to two million Alcon common shares to satisfy the exercise of stock options granted under the 2002 Alcon Incentive Plan. The Company completed its acquisition of these shares in March 2004. In February 2004, the board authorized the purchase of up to an additional four million common shares. The purpose of the share purchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees.

The 2002 Alcon Incentive Plan also provides that the board may grant Stock Appreciation Rights (“SARs”) whereby the grantee may receive the appreciation in stock value over the grant price. The Company’s operating results include expenses related to these SARs of $1.7 and $1.5 in the three-month periods ended September 30, 2004 and 2003, respectively, and $6.7 and $2.2 in the nine-month periods ended September 30, 2004 and 2003, respectively.

Under this plan, the Company provided for a conversion of existing phantom stock units granted under the 1994 Phantom Stock Plan into restricted common shares of Alcon and the grant of common stock options to any person who elected to make the conversion. See note 9 for additional information about this grant.

During 2004, Alcon granted certain employees and the independent directors incentive options to purchase approximately 4.2 million Alcon common shares at the market price (primarily at $63.32 per share) pursuant to the 2002 Alcon Incentive Plan. The options are scheduled to vest in 2007 and expire in 2014.

The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No employee compensation cost for stock options was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the “fair value” recognition provisions of Statement of Financial Accounting Standard No. 123, “Accounting for Stock-Based Compensation” in accounting for the plan.

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Net earnings, as reported	$ 194.3	$ 153.1	$ 684.5	$ 461.5
Deduct: Total stock-based employee
compensation expense determined
under the "fair value" method for all
awards, net of related tax benefits	(8.9)	(5.5)	(41.9)	(30.4)

Proforma net earnings	$ 185.4	$ 147.6	$ 642.6	$ 431.1

Earnings per common share:
Basic - as reported	$ 0.64	$ 0.50	$ 2.24	$ 1.50

Basic - proforma	$ 0.61	$ 0.48	$ 2.10	$ 1.40

Diluted - as reported	$ 0.62	$ 0.49	$ 2.20	$ 1.49

Diluted - proforma	$ 0.60	$ 0.47	$ 2.08	1.39

(9) Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by Alcon’s board of directors administers the plan. The plan’s liability was $17.7 and $24.6 at September 30, 2004 and December 31, 2003, respectively, which is included in other current liabilities and other long term liabilities in the accompanying condensed consolidated balance sheets.

Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the unfunded 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon. Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at September 30, 2004 and December 31, 2003, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding. In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price) under the 2002 Alcon Incentive Plan. These restricted shares and options are scheduled to vest at various times through January 1, 2006. The options expire on March 20, 2012.

In 2002, Alcon’s board of directors adopted the Alcon Executive Deferred Compensation Plan (“DCP”). The DCP permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis. The plan is designed to permit executives’ deferral elections to be held and owned by the Company in a Rabbi trust. During the nine-month periods ended September 30, 2004 and 2003, certain executives elected to defer $6.2 and $3.3 of compensation, respectively, which was included in other long term liabilities in the accompanying condensed consolidated balance sheets.

Additionally, as of September 30, 2004 and December 31, 2003, 158,306 and 87,033 common shares, respectively, have been deferred into the DCP. These shares were reflected as outstanding and were included in the applicable basic and diluted earnings per share calculations.

(10) Pension and Postretirement Benefits

        Components of net periodic benefit costs:

	Three months ended September 30,
	Pension benefits		Postretirement benefits
	2004	2003	2004	2003
Service cost	$ 3.7	$ 3.6	$ 1.7	$ 2.5
Interest cost	3.4	3.3	2.1	2.9
Expected return on plan assets	(0.1)	(0.1)	(1.7)	(1.5)
Prior service cost amortization	(0.2)	--	0.1	0.2
Recognized actuarial loss	0.8	0.9	(0.1)	0.7

Total	$ 7.6	$ 7.7	$ 2.1	$ 4.8

	Nine months ended September 30,
	Pension benefits		Postretirement benefits
	2004	2003	2004	2003
Service cost	$ 11.2	$ 10.9	$ 5.6	$ 7.6
Interest cost	10.5	9.9	6.8	8.8
Expected return on plan assets	(0.3)	(0.4)	(5.0)	(4.5)
Prior service cost amortization	(0.6)	--	0.3	0.4
Recognized actuarial loss	2.4	2.8	0.2	2.0

Total	$ 23.2	$ 23.2	$ 7.9	$ 14.3

            The Company expects that during 2004 it will make $10.0 in payments to retirees for the unfunded pension plans.

During the second quarter of 2004, the Company recognized the effects of the Medicare Prescription Drug, Improvement and Modernization Act of 2003 in accounting for its postretirement health care plan. The Company made no amendments to its plan and determined that the impact of the Act reduced the accumulated postretirement benefit obligation (“APBO”) at January 1, 2004 to $142.7 from $173.0. This reduction in the APBO has eliminated the previous actuarial loss, for which the amortization would have been $1.7 for the year 2004. The annual service cost and interest cost decreased $1.8 and $1.9, respectively, in 2004 from 2003.

(11) Income Taxes

During the second quarter of 2004, the Company recorded a current tax benefit of $57.6. Discrete items arising in the second quarter of 2004 which resulted in this benefit included:

o	the filing of amended U.S. federal income tax returns for 1998 through 2002 claiming research and experimentation credits;
o	resolution of several significant tax audit issues, including transfer prices and intercompany royalties, related to the Internal Revenue Service audit of tax years 1998 through 2000; and
o	resolution of issues from several international tax audit years.

The impact of these issues as they relate to the current tax year has been considered in estimating the 2004 annual effective tax rate of 30%, which excludes the $57.6 benefit.

(12) Licenses Agreement Revision

In June 2004, the Company entered into an agreement to buy out the remaining payment obligations under a license agreement that provided for future royalties, thus converting it into a fully paid-up license. The new agreement was subject to the Company’s payment of $80.6, which the Company remitted in August 2004.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended September 30, 2004 compared to three months ended September 30, 2003

The following discussion compares operations for the three months ended September 30, 2004 to operations for the three months ended September 30, 2003.

Global Sales

For the three months ended September 30, 2004, Alcon’s global sales increased 16.5% to $958.1 million over sales for the same period in 2003. Of this increase, 3.2% was attributable to favorable exchange rates. Excluding the effect of foreign exchange fluctuations, sales would have grown by 13.3%, reflecting volume growth in most markets.

	Three months ended September 30,
	2004	2003	Change	Foreign Currency Change	Change in Constant Currency (a)
	(in millions)
Infection/inflammation products	$ 138.8	$ 122.4	13.4%
Glaucoma products	134.9	106.8	26.3
Allergy products	70.9	54.1	31.1
Otic products	54.1	35.7	51.5
Other pharmaceuticals/rebates	(22.3)	(5.5)	N/M

Total Pharmaceutical	376.4	313.5	20.1	2.5%	17.6%

Intraocular lenses	139.6	118.6	17.7
Cataract/vitreoretinal products	282.4	245.3	15.1
Refractive products	16.5	16.7	(1.2)

Total Surgical	438.5	380.6	15.2	3.8	11.4

Contact lens disinfectants	79.5	72.1	10.3
Artificial tears	36.5	29.1	25.4
Other	27.2	27.4	(0.7)

Total Consumer Eye Care	143.2	128.6	11.4	2.6	8.8

Total Global Sales	$ 958.1	$ 822.7	16.5	3.2	13.3

         N/M — Not Meaningful

(a)	Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2004 reported amounts, calculated using 2003 monthly average exchange rates, to the actual 2003 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Pharmaceutical

Global sales of our pharmaceutical products grew 20.1% (17.6% in constant currency) in the three months ended September 30, 2004. Sales of key products contributed to significant growth in all major therapeutic categories.

Sales of Tobradex® ophthalmic suspension and ointment grew 16.2% in the three months ended September 30, 2004 over the same period in 2003. In addition, Alcon’s combined sales of fluoroquinolone anti-infectives grew 6.2% in the three months ended September 30, 2004, as physicians in the U.S. continued to switch to Vigamox™ ophthalmic solution from third generation fluoroquinolones, including Ciloxan® ophthalmic solution and ointment. Our patents for Ciloxan® have expired in virtually all of the countries where it is marketed, including the U.S. patent in June 2004.

Our line of glaucoma products continued to show strong sales growth. Travatan® ophthalmic solution, Alcon’s prostaglandin analogue, continued its global expansion with a 52.2% increase in sales for the three months ended September 30, 2004, while Azopt® ophthalmic suspension, the Company’s topical carbonic anhydrase inhibitor (TCAI), posted a 44.8% sales increase during the same period.

Sales of our key allergy product, Patanol® ophthalmic solution, grew 34.8% in the three months ended September 30, 2004. The reasons for this growth are discussed in the Geographic Sales portion of this discussion.

Sales of Ciprodex® otic suspension, approved on July 25, 2003 by the U.S. Food and Drug Administration (“FDA”), generated a 51.5% increase in sales of otic products during the most recent quarter. (Ciprodex® is a registered trademark of Bayer AG, licensed to us by Bayer AG.)

Surgical

Global sales of our surgical products grew 15.2% (11.4% in constant currency) to $438.5 million in the three months ended September 30, 2004. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, contributed to this growth.

Sales of intraocular lenses increased 17.7% in the three months ended September 30, 2004. Acrysof® Natural intraocular lenses, approved by the FDA in June 2003 and which filter both ultraviolet and blue light, continue to be the key to this sales growth.

Total cataract equipment sales increased 67.0% in the three months ended September 30, 2004 compared to the same period in 2003. The primary contributor to this sales growth was the Infiniti® vision system, which was first sold in August 2003.

Sales of our refractive products declined by 1.2%. An increase in technology fees related to the use of Alcon’s CustomCornea® wavefront system contributed to an increase in total refractive technology fees for the three months ended September 30, 2004 compared to the same period in 2003. However, sales of refractive equipment declined in the three months ended September 30, 2004 from the same period in 2003. 2003 equipment sales benefited from the sale of LADARWave® wavefront aberrometers to our existing LADARVision® 4000 excimer laser customers.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 11.4% (8.8% in constant currency) to $143.2 million in the three months ended September 30, 2004.

Sales of our contact lens disinfectants grew by 10.3% in the three months ended September 30, 2004 compared to the same period in 2003, due primarily to improved sales of OPTI-FREE® EXPRESS® multipurpose disinfecting solution, which increased by 16.7%. Reduced sales of older generation contact lens care products and decreased private label sales offset this increase.

Our line of artificial tears products grew 25.4% during the three months ended September 30, 2004 over the same period in 2003. Continued strong performance by Systane® lubricant eye drops accounted for approximately 78% of the growth. Higher sales of Tears Naturale® lubricant eye drops provided the remaining growth.

Geographic Sales

	Three months ended September 30,
	2004	2003	Change	Foreign Currency Change	Change in Constant Currency
	(in millions)
United States:
Pharmaceutical	$226.5	$188.6	20.1%	--%	20.1%
Surgical	200.7	181.8	10.4	--	10.4
Consumer eye care	72.7	64.2	13.2	--	13.2

Total United States Sales	499.9	434.6	15.0	--	15.0

International:
Pharmaceutical	149.9	124.9	20.0	6.2	13.8
Surgical	237.8	198.8	19.6	7.3	12.3
Consumer eye care	70.5	64.4	9.5	5.2	4.3

Total International Sales	458.2	388.1	18.1	6.7	11.4

Total Global Sales	$958.1	$822.7	16.5	3.2	13.3

United States Sales

Sales in the United States (“U.S.”) increased 15.0% to $499.9 million in the three months ended September 30, 2004 over the same period in 2003.

Pharmaceutical

Sales of pharmaceutical products in the U.S. increased 20.1% in the three months ended September 30, 2004 over the same period in 2003. Sales of key products contributed to strong growth in all major therapeutic categories.

Sales of Tobradex® ophthalmic suspension and ointment drove a 15.8% improvement in the infection/inflammation products during the three months ended September 30, 2004, as Tobradex® sales increased 18.7% in the three months ended September 30, 2004 over the same period in 2003. In addition, combined sales of fluoroquinolone products increased by 5.4% in the U.S. during the three months ended September 30, 2004 over the same period in 2003. Since the launch of Vigamox™ in May 2003, this fourth generation fluoroquinolone has continued to increase in market share. Physicians have rapidly converted to Vigamox™ from third generation fluoroqinolones, including Ciloxan®, whose U.S. patent expired in June 2004. At the time the patent for Ciloxan® expired, approximately 63% of Ciloxan® prescriptions had been converted to Vigamox™.

Travatan® continued its expansion with a 59.2% increase in sales for the three months ended September 30, 2004 over the same period in 2003. During the third quarter of 2004, the FDA issued an approvable letter for EXTRAVAN™ ophthalmic pharmaceutical preparations for the treatment of glaucoma. EXTRAVAN™ solution is a fixed combination of travoprost 0.004 percent and timolol 0.5 percent. We are currently working with the FDA to clarify what additional steps may be required to gain final approval to market EXTRAVAN™.

Sales of our ocular allergy product, Patanol®, increased by 32.4% in the three months ended September 30, 2004 over the same period in 2003. Changes in U.S. wholesaler inventories had a large positive impact on sales growth. In 2003, U.S. wholesaler inventories declined during the third quarter, negatively influencing sales, while in 2004 they had a neutral impact on sales in the third quarter. Less severe allergy seasons in 2004 and increased competitive product sampling have led to slower year-to-date growth in U.S. prescriptions for ocular allergy treatments than in 2003. Year to date sales of Patanol® have increased 14.7% over the same period in 2003.

Sales of Ciprodex®, launched in the second quarter of 2003, were responsible for the 53.3% increase in sales of otic products.

Surgical

Sales in the U.S. of our surgical products totaled $200.7 million in the three months ended September 30, 2004, a 10.4% increase over the same period in 2003.

Sales of our cataract and vitreoretinal products increased 11.2% during the three months ended September 30, 2004 over the same period in 2003. Sales of intraocular lenses increased 13.2% during the same period, reflecting strong sales of Acrysof® Natural intraocular lenses, which were introduced in the U.S. during the third quarter of 2003. During September 2004, approximately 38% of Acrysof® intraocular lenses sold were Acrysof® Natural.

In August 2003, we began selling the Infiniti® vision system. This product generated more sales than any of our other surgical equipment products during the third quarter of 2004. As a result, total cataract equipment sales grew by more than 26.2% in the third quarter of 2004 compared to the same period in 2003. U.S. sales of our refractive products declined by 5.9%. Increased technology fees related to the use of Alcon’s CustomCornea® wavefront system resulted in an increase in total refractive technology fees in the three months ended September 30, 2004 over the same period in 2003. However, sales of refractive equipment declined in the three months ended September 30, 2004 from the same period in 2003. 2003 equipment sales benefited from the sale of LADARWave® wavefront aberrometers to our existing LADARVision® 4000 excimer laser customers.

In late June 2004, the FDA approved an expansion of the treatment range for Alcon’s customized wavefront-guided LASIK procedure, CustomCornea®. This expansion of indications was critical in increasing the number of procedures performed using the CustomCornea® technology. During the three months ended September 30, 2004, approximately 40% of LADARVision® procedures used the CustomCornea® technology compared to 25% in the same period of 2003.

Consumer Eye Care

Our consumer eye care sales grew 13.2% in the U.S. during the three months ended September 30, 2004 to $72.7 million. Sales of our contact lens disinfectants grew 13.9% in the three months ended September 30, 2004 compared to the same period in 2003, with sales of OPTI-FREE® EXPRESS® increasing by 17.8%. This increase is particularly strong since the U.S. market for branded contact lens care products continues to shrink in size, and the share of the market filled by private label products continues to grow.

Our line of artificial tears products grew 37.1% during the three months ended September 30, 2004 over the same period in 2003. This growth was primarily driven by a 248.3% increase in sales of Systane®, our proprietary dry eye product, offset, in part, by lower sales of the older Tears Naturale® product line.

International Sales

Sales outside the United States increased 18.1% (11.4% in constant currency) to $458.2 million in the three months ended September 30, 2004. The strength of foreign currencies, particularly the euro and the Japanese yen against the U.S. dollar, was responsible for a 6.7% increase in sales for the period.

Pharmaceutical

Sales for our pharmaceutical products outside the United States registered strong growth of 20.0% (13.8% in constant currency), increasing to $149.9 million in the three months ended September 30, 2004.

International sales generated from our line of glaucoma products posted growth of 27.8% in the three months ended September 30, 2004 compared to the same period in 2003. Sales of Travatan® increased 44.4% in the three months ended September 30, 2004 due to continued growth in the major International markets. In addition, Azopt® sales increased by 44.1%.

Patanol®, sold in Europe as Opatanol® ophthalmic solution, generated international sales representing a 58.3% increase over 2003. We have continued to launch Patanol® in additional countries in 2004. The launches in these additional countries represented a major part of the growth in Patanol® sales. In addition, market share continued to increase in existing markets.

Within our infection/inflammation products, sales of Tobradex® ophthalmic suspension and ointment grew 10.1% in the three months ended September 30, 2004 over the same period in 2003. Sales of Tobrex® ophthalmic solution grew 16.1% in the same period.

Surgical

International sales of our surgical products increased 19.6% (12.3% in constant currency) to $237.8 million in the three months ended September 30, 2004. Our offering of intraocular lenses and other cataract and vitreoretinal products contributed to this growth.

In the three months ended September 30, 2004, cataract equipment sales increased by 102.0%, driven by the International introduction of the Infiniti® in September 2003. Intraocular lens sales increased by 20.2% in the three months ended September 30, 2004, with incremental sales contribution from the rapidly growing AcrySof ® Natural lens and continued sales growth in other single-piece intraocular lenses.

Consumer Eye Care

Sales of our consumer eye care products outside the U.S. grew 9.5% (4.3% in constant currency) to $70.5 million in the three months ended September 30, 2004.

Sales of our contact lens disinfectants were up 6.2% in the three months ended September 30, 2004 compared to the same period in 2003, with sales of OPTI-FREE® EXPRESS® increasing by 14.4%.

Artificial tears products grew 19.6% in the three months ended September 30, 2004 over the same period in 2003. The primary drivers for this growth were our Tears Naturale® lubricant eye drops and Systane® lubricant eye drops. The launch of Systane® began in 2003. By the end of September 2004, more than 30 countries had launched Systane®.

Gross Profit

Gross profit increased 19.4% to $709.5 million in the three months ended September 30, 2004 from $594.4 million in the same period in 2003. Gross profit increased as a percent of sales to 74.1% in the three months ended September 30, 2004 from 72.2% in the same period in 2003. This increase was primarily due to variations in product sales mix and price increases of certain products. This increase also resulted from production efficiencies throughout most of our manufacturing facilities.

Operating Expenses

Selling, general and administrative expenses increased 16.8% to $310.1 million in the three months ended September 30, 2004. Selling, general and administrative expense as a percentage of sales increased slightly to 32.4% from 32.3%. The increase reflects larger than normal expenses for professional fees and other expenses; this level of increase is not expected to continue. Certain launch expenses for RETAANE® 15 mg anecortave acetate for depot suspension were incurred and are expected to continue into the fourth quarter of 2004.

Research and development expenses were $101.8 million in three months ended September 30, 2004, an increase of 16.5% from the same period in 2003. The growth represents continued investment across pharmaceutical and surgical products and licensing costs related to the acquisition of a new compound. Research and development expenses were 10.6% of sales in the three months ended September 30, 2004 and 2003.

Amortization of intangibles increased to $20.6 million in the three months ended September 30, 2004, from $17.0 million in 2003. In June 2004, we bought out the remaining payment obligations under a license agreement that provided for future royalties, converting it into a fully paid-up license. The amortization of the cost of this license added $4.8 million to amortization of intangibles for the most recent period.

Operating Income

Operating income increased 23.3% to $277.0 million in the three months ended September 30, 2004 from $224.6 million in the same period in 2003. Operating income improved to 28.9% of sales in the three months ended September 30, 2004 from 27.3% in the same period of 2003. This increase reflects an increase in gross profit that significantly exceeded increases in operating expenses.

Interest and Other Expenses

Interest income increased to $5.7 million in the three months ended September 30, 2004 from $4.7 million in the same period in 2003, primarily as a result of higher short term investment rates. Interest expense decreased 32.3% to $6.5 million in the three months ended September 30, 2004 from $9.6 million in the same period in 2003 resulting primarily from reduced debt.

Income Tax Expense

Income tax expense increased 24.4% to $83.2 million in the three months ended September 30, 2004 from $66.9 million in the same period in 2003, mainly due to higher earnings. The effective tax rate for the three months ended September 30, 2004 was 30.0%, down slightly from the same period in 2003.

Net Earnings

Net earnings increased 26.9% to $194.3 million in the three months ended September 30, 2004 from $153.1 million in the same period in 2003. This increase results from an increase in gross profit that exceeded increases in operating expenses and from lower interest expense, net of interest income.

Nine months ended September 30, 2004 compared to nine months ended September 30, 2003

The following discussion compares operations for the nine months ended September 30, 2004 to operations for the nine months ended September 30, 2003.

Global Sales

For the nine months ended September 30, 2004, Alcon’s global sales increased 15.9% to $2,960.9 million over sales for the same period in 2003. Of this increase, 3.9% was attributable to favorable exchange rates. Excluding the effect of foreign exchange fluctuations, sales would have grown by 12.0%, reflecting volume growth in most markets.

	Nine months ended September 30,
	2004	2003	Change	Foreign Currency Change	Change in Constant Currency (a)
	(in millions)
Infection/inflammation products	$ 440.9	$ 388.6	13.5%
Glaucoma products	394.6	314.7	25.4
Allergy products	268.9	230.1	16.9
Otic products	138.8	98.0	41.6
Other pharmaceuticals/rebates	(47.2)	(23.1)	N/M

Total Pharmaceutical	1,196.0	1,008.3	18.6	2.8%	15.8%

Intraocular lenses	429.7	362.7	18.5
Cataract/vitreoretinal products	863.6	742.4	16.3
Refractive products	48.2	54.3	(11.2)

Total Surgical	1,341.5	1,159.4	15.7	5.0	10.7

Contact lens disinfectants	229.9	214.6	7.1
Artificial tears	104.9	87.3	20.2
Other	88.6	85.6	3.5

Total Consumer Eye Care	423.4	387.5	9.3	3.5	5.8

Total Global Sales	$ 2,960.9	$ 2,555.2	15.9	3.0	12.0

         N/M — Not Meaningful

(a)	Change in constant currency (as referenced throughout this discussion) is determined by comparing adjusted 2004 reported amounts, calculated using 2003 monthly average exchange rates, to the actual 2003 reported amounts. Sales change in constant currency is not a U.S. GAAP defined measure of revenue growth. Change in constant currency calculates sales growth without the impact of foreign exchange fluctuations. Management believes constant currency sales growth is an important measure of the Company’s operations because it provides investors with a clearer picture of the core rate of sales growth attributable to changes in unit volumes and local currency prices. Sales change in constant currency, as defined and presented by the Company, may not be comparable to similar measures reported by other companies.

Pharmaceutical

Global sales of our pharmaceutical products increased 18.6% (15.8% in constant currency) in the nine months ended September 30, 2004. Sales of key products contributed to significant growth in all major therapeutic categories.

Our combined sales of fluoroquinolone anti-infectives grew by 22.1% in the nine months ended September 30, 2004, as U.S. physicians continued to switch to Vigamox™ from third generation fluoroquinolones, including Ciloxan®.

Our line of glaucoma products continued to show strong sales growth. Travatan® continued its global expansion with a 55.6% increase in sales for the nine months ended September 30, 2004, while Azopt® posted a 45.3% sales increase during the same period.

Sales of our key allergy product, Patanol®, grew 18.5% in the nine months ended September 30, 2004. The reasons for this growth are discussed in the Geographic Sales portion of this discussion.

Our offering of otic products achieved the strongest growth rate within the pharmaceutical line. Sales of Ciprodex®, approved in July 2003 by the FDA, were responsible for the increase in sales of otic products during 2004.

Surgical

Global sales of our surgical products grew 15.7% (10.7% in constant currency) to $1,341.5 million in the nine months ended September 30, 2004. Intraocular lenses and cataract and vitreoretinal products, which include surgical equipment, devices and disposable products, contributed to this growth.

Sales of intraocular lenses increased 18.5% in the nine months ended September 30, 2004. Acrysof® Natural intraocular lenses, approved by the FDA in June 2003, continue to be the key to this sales growth.

Total cataract equipment sales increased 88.7% in the nine months ended September 30, 2004 compared to the same period in 2003. The primary contributor to this sales growth was the Infiniti® vision system, which was first sold in August of 2003.

Sales of our refractive products declined by 11.2%. An increase in technology fees related to the use of Alcon’s CustomCornea® wavefront system contributed to an increase in total refractive technology fees for the nine months ended September 30, 2004 compared to the same period in 2003. However, sales of refractive equipment declined in the nine months ended September 30, 2004 from the same period in 2003, as 2003 equipment sales benefited from the sale of LADARWave® wavefront aberrometers to our existing LADARVision® 4000 excimer laser customers. In addition, sales of LADARVision® equipment decreased due to competitive conditions in the refractive equipment market.

Consumer Eye Care

Our global consumer eye care sales, consisting of contact lens care and other general eye care products, grew 9.3% (5.8% in constant currency) to $423.4 million in the nine months ended September 30, 2004.

Sales of our contact lens disinfectants grew by 7.1% in the nine months ended September 30, 2004 compared to the same period in 2003, due primarily to improved sales of OPTI-FREE® EXPRESS®, which increased by 10.0%. Sales of OPTI-FREE® (an older formulation multipurpose disinfecting solution) increased 8.5% in the nine-month period ended September 30, 2004. Reduced sales of older generation contact lens care products and decreased private label sales offset this increase.

Our line of artificial tears products grew 20.2% during the nine months ended September 30, 2004 over the same period in 2003. Continued strong performance by Systane® accounted for approximately two-thirds of the growth. Higher sales of Tears Naturale® and Bion® Tears provided the remaining growth.

Geographic Sales

	Nine months ended September 30,
	2004	2003	Change	Foreign Currency Change	Change in Constant Currency
	(in millions)
United States:
Pharmaceutical	$ 746.1	$ 645.1	15.7%	--%	15.7%
Surgical	578.1	527.2	9.7	--	9.7
Consumer eye care	210.3	200.0	5.2	--	5.2

Total United States Sales	1,534.5	1,372.3	11.8	--	11.8

International:
Pharmaceutical	449.9	363.2	23.9	7.8	16.1
Surgical	763.4	632.2	20.8	9.2	11.6
Consumer eye care	213.1	187.5	13.7	7.2	6.5

Total International Sales	1,426.4	1,182.9	20.6	8.5	12.1

Total Global Sales	$2,960.9	$2,555.2	15.9	3.9	12.0

United States Sales

Sales in the United States increased 11.8% to $1,534.5 million in the nine months ended September 30, 2004 over the same period in 2003.

Pharmaceutical

Sales of pharmaceutical products in the U.S. increased 15.7% in the nine months ended September 30, 2004 over the same period in 2003. Sales of key products contributed to strong growth in all major therapeutic markets.

Combined sales of the fluoroquinolone products increased by 22.4% in the U.S. during the nine months ended September 30, 2004 over the same period in 2003. Since the launch of Vigamox™ in May 2003, the fourth generation fluoroquinolone has continued to increase in market share. Physicians have rapidly converted to Vigamox™ from third generation fluoroquinolones, including Ciloxan® whose U.S. patent expired in June 2004. At the time the patent for Ciloxan® expired, approximately 63% of Ciloxan® prescriptions had been converted to Vigamox™.

Travatan® continued its expansion in the glaucoma products market with a 56.8% increase in sales for the nine months ended September 30, 2004 over the same period in 2003. During the third quarter of 2004, the FDA issued an approvable letter for EXTRAVAN™ for the treatment of glaucoma. EXTRAVAN™ solution is a fixed combination of travoprost 0.004 percent and timolol 0.5 percent. We are currently working with the FDA to clarify what additional steps may be required to gain final approval to market EXTRAVAN™.

Sales of our ocular allergy product, Patanol® grew 14.7% in the nine months ended September 30, 2004 over the same period in 2003, despite less severe allergy seasons in 2004 and increased competitive product sampling.

Sales of Ciprodex®, launched in the third quarter of 2003, were responsible for the increase in sales of otic products.

Surgical

Sales in the U.S. of our surgical products totaled $578.1 million in the nine months ended September 30, 2004, reflecting a 9.7% increase over the same period in 2003.

Sales of our cataract and vitreoretinal products increased 10.4% during the nine months ended September 30, 2004 over the same period in 2003. Sales of intraocular lenses increased 12.7% during the same period, reflecting strong sales of Acrysof® Natural intraocular lenses which were introduced in the U.S. during the third quarter of 2003.

In August 2003, we began selling the Infiniti® vision system. As a result, total cataract equipment sales grew by 102.8% in the nine months ended September 30, 2004 compared to the same period in 2003.

U.S. sales of our refractive products declined by 6.1%. Increased technology fees related to the use of Alcon’s CustomCornea® wavefront system resulted in an increase in total refractive technology fees in the nine months ended September 30, 2004 over the same period in 2003. However, sales of refractive equipment declined in the nine months ended September 30, 2004 from the same period in 2003, as 2003 equipment sales benefited from the sale of LADARWave® wavefront aberrometers to our existing LADARVision® 4000 excimer laser customers. In addition, sales of LADARVision® equipment decreased due to competitive conditions in the refractive equipment market.

In late June 2004, the FDA approved an expansion of the treatment range for Alcon’s customized wavefront-guided LASIK procedure, CustomCornea®. This expansion of indications was critical in increasing the number of procedures performed using the CustomCornea® technology. During the nine months ended September 30, 2004, approximately 34% of LADARVision® procedures used the CustomCornea® technology compared to 14% in the same period of 2003.

Consumer Eye Care

Our consumer eye care sales grew 5.2% in the U.S. during the nine months ended September 30, 2004 to $210.3 million.

Sales of our contact lens disinfectants increased by 3.3% in the nine months ended September 30, 2004 compared to the same period in 2003, with sales of OPTI-FREE® EXPRESS® increasing by 6.9% in the nine-month period ended September 30, 2004. This increase is particularly strong since the U.S. market for branded contact lens care products continues to shrink in size, and the share of the private label products continued to grow.

Our line of artificial tears products grew 20.1% during the three months ended September 30, 2004 over the same period in 2004. This growth was primarily driven by a 117.7% increase in sales of Systane®, offset in part by lower sales of the older Tears Naturale® product line.

International Sales

Sales outside the United States increased 20.6% (12.1% in constant currency) to $1,426.4 million in the nine months ended September 30, 2004. The strength of foreign currencies, particularly the euro and the Japanese yen against the U.S. dollar, was responsible for an 8.5% increase in sales for the period.

Pharmaceutical

Sales for our pharmaceutical products outside the United States registered strong growth of 23.9% (16.1% in constant currency), increasing to $449.9 million in the nine months ended September 30, 2004.

International sales generated from our line of glaucoma products posted growth of 33.6% in the nine months ended September 30, 2004 compared to the same period in 2003. Sales of Travatan® increased 54.1% in the nine months ended September 30, 2004. In addition, Azopt® sales increased by 51.6%.

Patanol®, sold in Europe as Opatanol® ophthalmic solution, generated international sales representing a 73.7% increase over the same period in 2003. Opatanol® was first introduced in selected European markets during the first quarter of 2003. We have continued to launch Patanol® in additional countries in 2004. These launches in additional countries represented a major part of the growth in Patanol® sales. In addition, market share continued to increase in existing markets.

Within our infection/inflammation product line, sales of Tobradex® ophthalmic suspension and ointment continued to be strong, growing 14.0% in the nine months ended September 30, 2004 over the same period in 2003. Ciloxan® sales increased 16.0% in the nine months ended September 30, 2004 over the same period in 2003.

Surgical

International sales of our surgical products increased 20.8% (11.6% in constant currency) to $763.4 million in the nine months ended September 30, 2004. Our offering of intraocular lenses and other cataract and vitreoretinal products contributed to the growth.

In the nine months ended September 30, 2004, cataract equipment sales increased by 81.5%, driven by the International introduction of the Infiniti® in September 2003. Intraocular lens sales increased by 21.3% in the nine months ended September 30, 2004, with incremental sales contribution from the rapidly growing AcrySof ® Natural lens and continued sales growth in other single-piece intraocular lenses.

Consumer Eye Care

Sales of our consumer eye care products outside the U.S. grew 13.7% (6.5% in constant currency) to $213.1 million in the nine months ended September 30, 2004.

Sales of our contact lens disinfectants were up 11.8% in the nine months ended September 30, 2004 compared to the same period in 2003, with sales of OPTI-FREE® EXPRESS® increasing by 16.5% and OPTI-FREE® increasing by 12.2%.

Artificial tears products grew 20.2% in the nine months ended September 30, 2004 over the same period in 2003. The primary drivers for this growth were Tears Naturale® and Systane®. Systane® was introduced in 2003.

Gross Profit

Gross profit increased 18.9% to $2,148.3 million in the nine months ended September 30, 2004 from $1,806.5 million in the same period in 2003. Gross profit increased as a percent of sales to 72.6% in the nine months ended September 30, 2004 from 70.7% in the same period in 2003.

This increase was due to variations in product sales mix and price increases of certain products. This increase also resulted from production efficiencies throughout most of our manufacturing facilities and startup costs in 2003 related to the Infiniti® vision system and the LADARWave® diagnostic device.

Operating Expenses

Selling, general and administrative expenses increased 11.3% to $913.2 million in the nine months ended September 30, 2004. Selling, general and administrative expense as a percentage of sales improved to 30.8% from 32.1%. This improvement occurred due to the continued operating efficiencies gained from the Company’s global infrastructure and cost control offset in part by launch expenses related to RETAANE® 15 mg anecortave acetate for depot suspension. Selling, general and administrative expenses in 2003 included the launch expenses of Infiniti®, Vigamox™, LADARWave® and Opatanol®.

Research and development expenses of $282.0 million in the nine months ended September 30, 2004 increased 10.6% in 2004 over the same period in 2003. The growth primarily represents costs related to the development of 2004 product submissions and the licensing of a new compound. Research and development expenses declined to 9.5% of sales from 10.0% of sales in the same period of 2003.

Amortization of intangibles increased 1.6% in the nine months ended September 30, 2004 over the same period in 2003. In June 2004, we bought out the remaining payment obligations under a license agreement that provided for future royalties, converting it into a fully paid-up license. This modest increase reflects a $4.8 million increase from amortization of the license agreement and decreases from the expiration of other intangibles.

Operating Income

Operating income increased 32.6% to $901.3 million in the nine months ended September 30, 2004 from $679.9 million in the same period in 2003. Operating income improved to 30.4% of sales in the nine months ended September 30, 2004 from 26.6% in the same period of 2003. This increase in 2004 reflects an increase in gross profit that significantly exceeded increases in operating expenses.

Interest and Other Expenses

Interest income increased 15.2% to $15.9 million in the nine months ended September 30, 2004 from $13.8 million in the same period in 2003, primarily as a result of higher investment rates in 2004. Interest expense decreased 39.3% to $19.8 million in the nine months ended September 30, 2004 from $32.6 million in the same period in 2003 resulting from lower short term interest rates and reduced debt.

Income Tax Expense

Income tax expense increased 4.7% to $211.0 million in the nine months ended September 30, 2004, from $201.6 million in the same period in 2003. This was mainly due to higher pre-tax earnings offset by the filing of amended federal income tax returns for prior years claiming research and experimentation tax credits and resolution of several significant tax audit issues relating to prior years. As a consequence of these events, the Company recorded a current tax benefit of $57.6 million in the aggregate in the second quarter of 2004.

The resulting effective tax rate was 23.6% in the first nine months of 2004, compared to 30.4% in same period in 2003 and 30.6% for the full year 2003. Excluding the filing of amended tax returns for prior years and the resolution of tax audit issues, the effective tax rate would have been 30.0% for the nine months ended September 30, 2004.

Net Earnings

Net earnings increased 48.3% to $684.5 million in the nine months ended September 30, 2004 from $461.5 million in the same period in 2003. This increase results from an increase in gross profit that exceeded increases in operating expenses and from lower net interest expense and the tax benefits of $57.6 million discussed above.

Clinical Trial Developments

Subsequent to September 30, 2004, the Company reported data on its Phase III clinical trial for RETAANE® 15 mg depot. In the study, the percentage of patients who maintained vision (defined as less than a three line loss in logMAR visual acuity) when treated per protocol with anecortave acetate was 45 percent, compared to 49 percent for photodynamic therapy (PDT). Although this result did not meet the primary non-inferiority endpoint of the clinical study, these overall results indicate that the two therapies are not statistically different from each other. Analysis of the data continues and the Company plans to file a new drug application of the drug by the end of 2004.

Liquidity and Capital Resources

Cash and Debt

At September 30, 2004, Alcon reported cash and cash equivalents of $880.2 million, total debt of $891.5 million and consolidated shareholders’ equity of $1,936.5 million. The net debt balance (total debt minus cash and cash equivalents) decreased $313.0 million during the nine-month period to $11.3 million. The Company continued to generate significant cash flow from operations, but used $169.4 million to pay dividends on common shares and $174.2 million to purchase treasury shares as discussed below.

Management believes that the evolution of net debt is important to understanding the Company’s cash flow generation and overall financial health. Investors should also note that large balances of cash and cash equivalents are held in Switzerland, while the Company’s debt is located in subsidiary operating companies elsewhere. Net debt is calculated as follows:

	September 30, 2004	December 31, 2003
Short term borrowings	$818.3	$1,326.8
Current maturities of long term debt	4.6	8.5
Long term debt	68.6	75.0

Total debt	891.5	1,410.3
Less: Cash and cash equivalents	880.2	1,086.0

Net debt	$ 11.3	$ 324.3

Cash Flow and Liquidity

In the nine months ended September 30, 2004, the Company generated operating cash flow of $862.5 million. Net cash used in investing activities in the nine months ended September 30, 2004 was $217.5 million, including $109.1 million of capital expenditures.

Most of the operating cash flow was used to reduce short term borrowings, for capital expenditures, including improvements in our manufacturing facilities and certain new construction, for the purchase of Alcon common shares and to pay dividends on common shares as discussed under “Other Financing Activities.” During this period, the Company acquired 2,789,300 treasury shares at a cost of $174.2 million to partially satisfy future exercises of stock options granted to employees.

Alcon expects to meet its current liquidity needs primarily through cash and cash equivalents, liquidation of short term investments, and, to the extent necessary, short term borrowings. We expect to meet future liquidity requirements through operating cash flows and through utilization of existing credit facilities, the combination of which should be sufficient, even if sales were adversely affected as compared to expectations.

Credit and Commercial Paper Facilities

As of September 30, 2004, the Company had credit and commercial paper facilities of approximately $2.9 billion available worldwide, including a $2.0 billion commercial paper facility. As of September 30, 2004, $582.0 million of the commercial paper was outstanding at an average interest rate of 1.7% before fees.

Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances. In addition, we pay Nestlé a fee for serving as a guarantor on Japanese yen 5.0 billion ($47.1 million) of bonds maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé’s guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé’s credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm’s length transaction. The bonds contain a provision that may terminate and accelerate the obligations in the event that Nestlé’s ownership of Alcon falls below 51%.

The Company also had available commitments of $323.7 million under unsecured revolving credit facilities with Nestlé and its affiliates; at September 30, 2004, $95.2 million was outstanding under these credit facilities. Alcon’s subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $557.3 million under which there was an aggregate outstanding balance of $141.1 million at September 30, 2004. The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates. In aggregate, these facilities had a weighted average interest rate of 3.4% at September 30, 2004.

Other Financing Activities

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, proposal by our board of directors, and ultimately approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders. On May 14, 2004 we paid a dividend, based on 2003 earnings, of CHF 0.72 per common share or $0.55 per common share, totaling $169.4 million.

Cash and Investment Availability

At September 30, 2004, we had $1,018.6 million in cash, cash equivalents and investments, a $167.9 million decrease from December 31, 2003. This decrease reflects the use of cash primarily to repurchase Alcon common shares and to pay dividends on common shares, as discussed above. Our cash and investment availability are appropriate for our liquidity requirements.

Market Risks

Interest Rate Risks

Because we have previously financed and expect to continue to finance our operations, in part, through loans, we are exposed to interest rate risks. At September 30, 2004, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall. Although we invest our cash, cash equivalents, and short term investments in floating rate investments, there can be no assurance that gains in our investments will adequately offset any increase in interest expense if interest rates rise. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. Although we believe that these credit risks are well diversified, and our internal staff actively manages these risks, a decline in the credit worthiness of our customers could have a negative impact on our results of operations. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. It is not unusual for our six largest customers in the U.S. to represent in the aggregate approximately 15% of the outstanding balance of our total accounts receivable; however, no single customer accounts for more than 10% of annual sales.

As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount from $50,000 to $600,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 17 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We primarily use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standards

In March 2004, the Emerging Issues Task Force (“EITF”) reached consensus on EITF Issue No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. Issue No. 03-1 includes new guidance for evaluating and recording the other than temporary impairment losses on debt and equity investments as well as new disclosure requirements. The recognition and measurement guidance of Issue No. 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004. The adoption of this Issue did not have a material impact on our results of operations or financial position.

In May 2004, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) No. 106-2, Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). The Company determined the impact of the Act and adopted FSP No. 106-2 during the second quarter of 2004. See note 10, Pension and Postretirement Benefits, in the accompanying notes to condensed consolidated unaudited financial statements.

At its July 16, 2004 meeting, the FASB ratified the consensuses reached in EITF Issue No. 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock.” A consensus was reached regarding an investor that has the ability to exercise significant influence over the operating and financial policies of the investee. This type of investor should apply the equity method of accounting only when it has an investment(s) in common stock and/or an investment that is in-substance common stock. The EITF also reached a consensus on the definition of in-substance common stock and related guidance. The consensuses are effective for reporting periods beginning after September 15, 2004. The adoption of this Issue will not have a material impact on our results of operations or financial position.

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position. We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments. We use derivative financial instruments as risk management tools and not for speculative purposes.

We use foreign currency forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates. Currency exchange contracts are used primarily to hedge inter-company purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

The fair value of currency exchange contracts is subject to changes in currency exchange rates. For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations. The financial instruments included in our sensitivity analysis are currency forward contracts. Such contracts generally have a duration of one to twelve months and are used to hedge transactions that are firmly committed on the date the forward contract is entered into. To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in currency exchange spot rates and assuming no change in interest rates. For contracts outstanding as of September 30, 2004, a 10% appreciation in currency exchange rates from the prevailing market rates would have increased our pre-tax earnings by approximately $11.0 million. Conversely, a 10% depreciation in these exchange rates from the prevailing market rates would have decreased our pre-tax earnings by approximately $11.0 million. Consistent with the nature of the economic hedge of such currency exchange contracts, such gains or losses would be offset by corresponding losses or gains, respectively, of the underlying receivable or payable being hedged.

The model used to perform the sensitivity analysis assumes a parallel shift in all currency exchange spot rates. Exchange rates, however, rarely move in the same direction. The assumption that all exchange rates change in a parallel manner does not necessarily represent the actual changes in fair value we would incur under normal market conditions because all variables other than the specific market risk are held constant.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

At September 30, 2004, the financial instruments outstanding (all classified as foreign currency fair value hedges) consisted of:

o	$37.3 million equivalent notional amount of foreign currency forward-exchange contracts to offset the potential earnings effects from intercompany receivables denominated in various currencies in our Swiss subsidiary;

o	$61.7 million equivalent notional amount of foreign currency forward-exchange contracts to offset the potential earnings effects from intercompany payables denominated in euros in our Swiss subsidiary; and

o	$10.5 million notional amount of foreign currency swaps in Brazil where we borrow U.S. dollars and swap to Brazilian Reis.

In addition to foreign currency forward exchange contracts, the Company at September 30, 2004 has purchased and sold foreign currency call and put options to hedge our positions in Japanese yen and euro at our Swiss subsidiary.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position. As of September 30, 2004, approximately 2.4% of our debt was long term fixed rate loans. We also had short term floating rate investments and deposits equal to approximately 123% of our short term floating rate debt at September 30, 2004. The excess amount of our short term debt over our short term investments and deposits is exposed to fluctuations in short term interest rates. A one percentage point increase in short term interest rates would have decreased our pre-tax earnings by $1.4 million and a one percentage point decrease in short term interest rates would have increased our pre-tax earnings by $1.4 million. Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

In January 2001, we entered into a 10-year pay floating, receive fixed interest rate swap on a notional amount of Japanese yen 5 billion. This swap effectively converted our Japanese yen 5 billion fixed interest rate obligation to a floating rate instrument.

At September 30, 2004, the fair value of the interest rate swap was $1.9 million. The fair value of the interest rate swap is based on market data, including the relevant interest rates at September 30, 2004.

ITEM 4. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information with respect to purchases during the nine month period ended September 30, 2004 made by or on behalf of Alcon or any “affiliated purchaser,” of its common shares that are registered pursuant to section 12 of the Exchange Act.

ISSUER PURCHASES OF EQUITY SECURITIES
Period	Total Number Of Shares Purchased (a)(b)(c)	Average price paid per share	Total Number of shares purchased as part of publicly announced Plans or Programs (c)	Maximum Number of shares that may yet be purchased under the Plans or Programs (d)
January 1 to 31, 2004	706,500	$60.22	706,500	514,900
February 1 to 29, 2004	370,000	64.05	370,000	4,144,900
March 1 to 31, 2004	1,520,400	62.93	1,520,400	2,624,500
April 1 to 30, 2004	177,200	62.95	177,200	2,447,300
May 1 to 31, 2004	--	--	--	2,447,300
June 1 to 30, 2004	--	--	--	2,447,300
July 1 to 31, 2004	--	--	--	2,447,300
August 1 to 31, 2004	15,200	70.62	15,200	2,432,100
September 1 to 30, 2004	--	--	--	2,432,100
Total	2,789,300	62.44	2,789,300	N/A
(a)	Based on settlements occurring within the month.

(b)	No shares were purchased other than through a publicly announced plan or program.

(c)	In addition to the purchases disclosed in this table, during 2004 Alcon also acquired 7,458 treasury shares from forfeitures of restricted shares by employees who terminated employment with Alcon before vesting in such shares.

(d)	On November 6, 2002, Alcon filed a report on Form 6-K that disclosed that Alcon’s board of directors authorized the purchase of up to 2,000,000 Alcon common shares. The purpose of the share purchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. The Company completed its acquisition of these shares in March 2004.

On February 11, 2004, Alcon’s board of directors approved the purchase of up to an additional 4,000,000 Alcon common shares. The purpose of the share purchases is to acquire and hold treasury shares to satisfy the exercise of stock options granted to employees. From time to time, Alcon will purchase shares in open market transactions.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward-looking statements. Words such as “may,” “will,” “should,” “could,” “would,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “project,” “predict,” “potential” and similar expressions are intended to identify forward-looking statements. These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors may affect our sales and profits; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; and supply and manufacturing disruptions could negatively impact our financial condition or results of operations. You should read this report with the understanding that our actual future results may be materially different from what we currently expect. We qualify all of our forward-looking statements by these cautionary statements. Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

TRADEMARKS

Trademarks used by Alcon appear in this report and are the property of or are licensed by one of Alcon’s subsidiaries. Cipro® and Ciprodex® are registered trademarks of Bayer AG, licensed to Alcon by Bayer AG.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc. (Registrant)
Date October 21, 2004	By /s/ Martin Schneider Name: Martin Schneider Title: Attorney in Fact
Date October 21, 2004	By /s/ Guido Koller Name: Guido Koller Title: Senior Vice President